FitchRatings

# 2022 Form NRSRO Exhibit 3

## Policies and Procedures to Prevent the Misuse of Material, Non-public Information

The following policies and procedures have been established, and are maintained and enforced by Fitch to prevent the misuse of material, non-public information, and may be accessed at https://www.fitchratings.com/ethics.

- *Code of Conduct and Ethics*
- *Segregation of Commercial & Analytical Activities*
- *Global Securities Trading and Conflicts of Interest Policy*
- *Confidential Information Policy*

# CODE OF CONDUCT & ETHICS JULY 2017



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# TABLE OF CONTENTS

# 1. INTRODUCTION

## 1.1    General

Fitch Ratings, Inc. and each of its subsidiaries that issue ratings under the trade name Fitch Ratings ("Fitch Ratings") are committed to providing the world's securities markets with objective, timely, independent, and forward-looking credit opinions. In this respect, Fitch Ratings is dedicated to several core principles — objectivity, independence, integrity, and transparency.

This Code of Conduct and Ethics (the "Code") is intended to provide information as to how Fitch Ratings will function in accordance with those principles and is designed to comply with applicable laws, rules, and regulations in the jurisdictions in which Fitch Ratings operates. The Code is based on the provisions of the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. The Code is supplemented by and consistent with other internal policies and procedures that govern Fitch Ratings' activities, businesses, and operations, many of which are available on Fitch Rating's free public website, www.fitchratings.com (see also Appendix A). Fitch Ratings will disclose on a timely basis any changes to this Code or to how this Code is implemented and enforced.

Fitch Ratings expects its employees to act in accordance with the highest standards of personal and professional integrity and to comply with all applicable laws, rules and regulations, and all policies and procedures adopted by Fitch Ratings that govern the conduct of Fitch Ratings employees. Each employee is personally responsible for maintaining the highest levels of integrity to preserve the trust and confidence of global investors.

While Fitch Ratings will need to interpret how to most effectively implement the provisions in the Code when developing its policies, procedures and controls, and while from time to time Fitch Ratings may need to deviate from certain requirements in the Code, Fitch Ratings shall at all times remain true to its core principals and the underlying principles of the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

## 1.2    Rating Activities

Fitch Ratings publishes opinions using a variety of scales (collectively, "ratings"), the most common of which are credit ratings. Credit ratings are opinions on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims, or counterparty obligations. Information about Fitch Ratings' ratings and rating scales is available on Fitch Ratings' free public website at www.fitchratings.com.

Ratings may apply to a variety of entities, including sovereigns, financial institutions, and corporations, and to the securities or other obligations they issue, as well as to structured finance securities backed by receivables and other financial assets. Ratings may also reflect the financial strength of insurance companies, banks, and financial guarantors.

## 1.3    Risk Management

Fitch Ratings' risk management function is comprised of individuals with the appropriate experience to identify, assess, monitor, and report on risks arising from Fitch Ratings' activities, including, but not limited to regulatory, reputational, operational, and strategic risk. The risk management function has a reporting line independent of Fitch Ratings' analytical and commercial groups, and provides periodic updates to the Boards of Directors of Fitch Ratings (the "Boards") to assist the Boards in overseeing Fitch Ratings' internal controls.

## 1.4    Training

Fitch Ratings requires employees to complete formal training at reasonably regular intervals. The subject matter covered by the training is specific to each employee's responsibilities. The training addresses, as applicable, this Code, credit rating methodologies, certain requirements imposed by the laws governing credit rating activities, and those internal policies, procedures, and controls for managing conflicts of interest and handling confidential material, and non-public information.

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# 2. QUALITY AND INTEGRITY OF THE RATING PROCESS

## 2.1    Quality of the Rating Process

**2.1.1**    Ratings are Fitch Ratings' opinions about creditworthiness. They do not provide a guarantee of future performance of the rated entity or instrument.

**2.1.2**    When assigning ratings, Fitch Ratings shall use rating methodologies and criteria that are rigorous, systematic, and, where possible and/or as required by law, result in ratings that can be subjected to some form of objective validation based on historical experience.

**2.1.3**    The rating analysis and any rating action shall be based upon criteria and methodologies established by Fitch Ratings. Analysts shall apply a given criteria or methodology in a consistent manner, as determined by Fitch Ratings.

**2.1.4**    Ratings and rating outlooks shall be assigned by Fitch Ratings and not by any individual analyst employed by Fitch Ratings. Ratings shall reflect the consideration of all information known and believed to be relevant, of sufficient quality, and from reliable sources, in a manner generally consistent with Fitch Ratings' established criteria and applicable rating methodologies. Fitch Ratings shall use people who, individually or collectively, have appropriate knowledge and experience in developing a rating opinion for the type of rating being considered.

**2.1.5**    Fitch Ratings shall maintain internal records to support its ratings and rating outlooks in accordance with its policies and applicable laws, rules, and regulations. Additionally, Fitch Ratings has established guidelines for the management, maintenance, and orderly disposition of its records, including records relating to the policies, procedures, criteria, and methodologies used to determine credit ratings and the standards of training, experience, and competence for credit analysts.

**2.1.6**    Fitch Ratings and its analysts shall take steps to avoid issuing any credit analyses or reports that knowingly contain misrepresentations or are otherwise misleading as

to the general creditworthiness of an issuer or obligation. In addition:

- When deciding whether to rate or continue rating an obligation or issuer, Fitch Ratings shall assess whether it is able to devote sufficient personnel with sufficient skill sets to take a proper rating action, and whether its personnel are likely to have access to sufficient information needed in order to take such action. Fitch Ratings shall adopt measures so that the information it uses in assigning and maintaining ratings is of sufficient quality to support a credible rating. If the rating or a rating outlook involves a type of structured financial product presenting limited historical data (such as an innovative financial vehicle), Fitch Ratings shall disclose, clearly and in a prominent place, that limitation.

- Fitch Ratings has established a review function comprised of one or more senior personnel with the appropriate experience, to review the feasibility of providing a rating for a type of structure that is materially different from the structures Fitch Ratings has previously rated.

- Fitch Ratings has established and implemented a rigorous and formal review function responsible for periodically reviewing all aspects of its credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. This function shall be separate from the business lines that are responsible for rating various classes of issuers and obligations.

- Fitch Ratings shall assess whether existing methodologies and models used in the process of determining ratings of structured products remain appropriate when Fitch Ratings has determined that the risk characteristics of the assets underlying the relevant structured product have changed materially. Fitch Ratings shall refrain from issuing a rating in the case of a new, complex type of structured product, unless Fitch Ratings has determined that it has sufficient information and expertise to analyze the product.

**2.1.7**     Fitch Ratings shall structure its rating teams to promote continuity and avoid bias in the rating process.

**2.1.8**     Fitch Ratings shall ensure that adequate personnel and financial resources are allocated to assigning, monitoring, and updating its ratings. Except for point-in-time ratings that Fitch Ratings clearly identifies as such, once a rating is published Fitch Ratings shall, in accordance with its established policies and procedures on surveillance and based upon information it receives from issuers and other information sources, monitor on an ongoing basis and update the rating by:

- Regularly reviewing the issuer's creditworthiness;

- Initiating a review of the rating upon becoming aware of any information that it believes might reasonably be expected to result in a rating action (including withdrawal of a rating), consistent with the relevant criteria and methodologies; and updating on a timely basis the rating, as appropriate, based on the results of any such review;

- Where appropriate, incorporating into subsequent monitoring all cumulative experience obtained, and applying changes in Fitch Ratings' criteria and assumptions to both existing ratings and subsequent ratings; and

- In cases where Fitch Ratings uses separate analytical teams for determining initial ratings and for subsequent monitoring of structured finance products, ensuring that each team shall have the requisite level of expertise and resources to perform its respective functions in a timely manner.

**2.1.9**     Fitch Ratings reserves the right to withdraw any rating at any time for any reason, including withdrawal without notice, if a rating committee concludes that Fitch Ratings lacks sufficient information to maintain the rating or that any information provided to Fitch Ratings is unreliable. In the event a public rating is withdrawn,

Fitch Ratings shall publish an appropriate commentary that includes the current rating(s) and states that the rating(s) has/have been withdrawn, the reason for the withdrawal, and that Fitch Ratings will no longer provide the rating(s) or analytical coverage of the issuer.

## 2.2     Integrity of the Rating Process

**2.2.1**     Fitch Ratings and its employees shall comply with all applicable laws and regulations governing its activities in each jurisdiction in which it operates.

**2.2.2**     Fitch Ratings and its employees shall deal fairly and honestly with issuers, investors, other market participants, and the public.

**2.2.3**     Fitch Ratings' analysts shall be held to high standards of integrity, and, subject to applicable law, Fitch Ratings shall not knowingly employ individuals where there is evidence that they have compromised integrity.

**2.2.4**     Fitch Ratings and its employees shall not, either implicitly or explicitly, give any assurance or guarantee of a particular rating prior to the final rating decision being taken in accordance with Fitch Ratings' established policies and procedures. Nothing in this Code shall preclude Fitch Ratings from providing rating assessments or other types of assessments (e.g., an assessment of creditworthiness that does not constitute a rating because the analysis is based on hypothetical scenarios and/or limited information).

**2.2.5**     Fitch Ratings' analysts are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products.  Consistent with this prohibition, in assessing the credit risk of a structured finance transaction, Fitch Ratings' analysts may properly hold a series of discussions with an issuer or its agents in order to:

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- Understand and incorporate into their analysis the particular facts and features of the structured finance transaction, and any modification, as proposed by the issuer or its agents; and

- Explain to the issuer or its agents the rating implications of Fitch Ratings' methodologies as applied to the issuer's proposed facts and features.

**2.2.6**     Fitch Ratings' Chief Compliance Officer and staff oversee compliance with this Code, the policies referenced in this Code and the laws, rules, and regulations governing the activities of credit rating agencies. The Chief Compliance Officer, and any member of the Compliance Department, shall not vote on any rating committees and shall not report to any party responsible for the operational management of the rating function. Their compensation shall be independent of Fitch Ratings' rating operations. The Chief Compliance Officer also oversees the design, implementation, and performance of a periodic review and testing process through which compliance with this Code and related policies and procedures of Fitch Ratings shall be thoroughly assessed.

**2.2.7**     Fitch Ratings' employees are not expected to be experts in the law.  Nonetheless, they are expected to report to the Chief Compliance Officer, or their designee, the activities about which they have knowledge that a reasonable person would question as a potential violation of this Code or applicable law. The Chief Compliance Officer, or their designee, shall determine the merits of the situation and, if warranted, take appropriate action. Any employee who, in good faith, makes such a report shall not be retaliated against by Fitch Ratings or any other employees of Fitch Ratings. The Chief Compliance Officer has established and shall maintain procedures for employees to report any illegal, unethical, or inappropriate conduct, including, to the extent practical, through various telephonic and electronic means, on both an anonymous and a disclosed basis.  Failure by any Fitch Ratings employee to comply with the provisions of this Code may result in disciplinary action being taken against the employee, up to and including the dismissal of the employee.

# 3. INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

## 3.1    General

**3.1.1**     Fitch Ratings shall not forbear or refrain from taking a rating action based on the potential effect (economic, political, or otherwise) of the rating action on Fitch Ratings, an issuer, an investor, a subscriber, or other market participant.

**3.1.2**     Fitch Ratings and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

**3.1.3**     The determination of a rating shall be influenced only by factors known and believed to be relevant to such rating.

**3.1.4**     The rating or rating action Fitch Ratings assigns to an issuer or security shall not be affected by the existence of or potential for a business relationship between Fitch Ratings (or its affiliates or shareholders) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship. As a result, the following actions are prohibited:

- Conditioning or threatening (directly, indirectly, or implicitly) to condition the issuance of a rating on the purchase of any other products or services of Fitch Ratings;

- Issuing, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to issue a rating that is not determined in accordance with Fitch Ratings' established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch Ratings;

- Modifying, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to modify a rating that is not determined in accordance with Fitch Ratings' established criteria and methodologies, based on whether the issuer

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(or its affiliates) purchases, or will purchase, any other products or services of Fitch Ratings; and

- Issuing or threatening (either directly, indirectly, or implicitly) to issue a lower rating, lowering or threatening (either directly, indirectly, or implicitly) to lower an existing rating, refusing to issue a rating, or withdrawing or threatening (either directly, indirectly, or implicitly) to withdraw a rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by Fitch Ratings, where such practice is engaged in by Fitch Ratings for an anticompetitive purpose.

**3.1.5** Fitch Ratings shall where practical separate, operationally, legally, and physically, its rating business and rating analysts from other Fitch Ratings businesses that may present a conflict of interest. Fitch Ratings shall maintain policies establishing firewalls and governing the segregation of operations between Fitch Ratings and its non-rating affiliates designed to mitigate potential conflicts of interest.

**3.1.6** Fitch Ratings shall ensure that any "ancillary business" it undertakes, as defined in Fitch's Statement on Definition of Ancillary Business, does not create a conflict of interest with Fitch Ratings' rating business, and/or shall have in place procedures and mechanisms designed to minimize the likelihood that conflicts of interest will arise or to appropriately manage those conflicts that may arise, all as may be required by applicable law.

## 3.2    Procedures and Policies

**3.2.1** Fitch Ratings has adopted written internal procedures and mechanisms to identify and eliminate, or to manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the opinions and analyses Fitch Ratings makes or the judgment and analyses of Fitch Ratings' employees involved in credit rating activities or who approve credit ratings and rating

outlooks. Fitch Ratings has disclosed certain of its conflict avoidance and management measures on its free public website at www.fitchratings.com.

**3.2.2** Fitch Ratings' disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent.

**3.2.3** The general nature of Fitch Ratings' compensation arrangements with rated entities, along with certain other related considerations, is as follows:

- Fitch Ratings shall make every effort to manage the potential conflict arising from the payment of fees by issuers and ensure that Fitch Ratings' receipt of fees from issuers does not impair the independence, objectivity, or integrity of its ratings and rating actions.

- Fitch Ratings shall maintain a set fee schedule or schedules and make it available to all issuers and their agents; provided, however, that Fitch Ratings reserves the right to periodically revise its fee schedule(s) or, as may be permitted by applicable law or contractual arrangements, otherwise adjust pricing without prior notice.

- Fitch Ratings shall not base any fees on the success of a bond issue or the issuer achieving any particular rating or other result.

- Fitch Ratings shall disclose in all of its published research that Fitch Ratings is paid fees by the issuers it rates, as well as an estimated range of typical fees.

- Any issuer may terminate its fee arrangement with Fitch Ratings without fear that its rating will be lowered for that reason.

- If Fitch Ratings were to receive from a rated entity compensation unrelated to Fitch Ratings' ratings and routine subscription and license fees for its published research and data (e.g., in respect of ancillary business), Fitch Ratings shall disclose the proportion such non-rating fees constitute against the fees Fitch Ratings (and its affiliates) receives from the entity for ratings and routine subscriptions and licenses.

- Fitch Ratings shall publicly disclose if it receives 10 percent or more of its total net revenue (the "Ten Percent Threshold") for a fiscal year (for Fitch Ratings, currently 1 January to 31 December) from a single issuer, originator, arranger, or subscriber. Moreover, in certain jurisdictions Fitch Ratings shall neither issue nor maintain a credit rating solicited by an entity if the Ten Percent Threshold is exceeded in respect of that specific entity in the most recently ended fiscal year.

**3.2.4**    Fitch Ratings will not hold or transact in trading instruments presenting a conflict of interest with Fitch Ratings' credit rating activities. For the avoidance of doubt, this prohibition does not prevent Fitch Ratings from investing in diversified collective investment schemes, including managed funds, or in maintaining bank accounts and/or holdings and/or investments in financial instruments that are consistent with routine treasury or other ordinary course of business operations, or in insuring Fitch Ratings' business in the ordinary course.

**3.2.5**    Fitch Ratings reserves the right to withdraw any rating at any time for any other reason, including if Fitch Ratings deems there is insufficient market interest in the rating or insufficient information to maintain the rating, or both.

**3.2.6**    Fitch Ratings shall encourage issuers and originators of structured finance products to disclose publicly all relevant information with respect to such products to enable investors to conduct their own analyses independently of that of rating agencies. As specified below, Fitch Ratings expects that such public disclosure will happen.

**3.2.7**    If a rated entity (for example, a government or central bank) has, or is simultaneously pursuing, affiliated oversight functions related to Fitch Ratings, Fitch Ratings shall use different employees to conduct its rating actions with respect to such entity than those employees involved in its oversight issues.

## 3.3    Analyst and Employee Independence

**3.3.1**    Reporting lines for Fitch Ratings employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

- Analysts shall not be compensated or evaluated on the basis of the amount of revenue that Fitch Ratings derives from issuers that the analyst rates or with which the analyst regularly interacts.

- Fitch Ratings shall conduct formal and periodic reviews of its compensation policies and practices for its analysts and other employees who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of Fitch Ratings' rating process.

**3.3.2**    Employees who are directly involved in the rating process shall not initiate, or participate in, discussions regarding fees or payments with any entity or any third party related to that entity or a particular transaction.

**3.3.3**    Fitch Ratings' employees, and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent), shall not hold or transact in trading instruments or engage in any securities trading or other activities presenting conflicts of interest with their involvement in Fitch Ratings' rating activities. The details as to these and similar restrictions are set forth in Fitch Ratings' Global Securities Trading and Conflicts of Interest Policy, made available on its free public website, www.fitchratings.com.

**3.3.4**    Fitch Ratings employees are prohibited from soliciting money, gifts, or favors from anyone with whom Fitch Ratings does business, and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding a minimal monetary value.

**3.3.5**    Any Fitch Ratings analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated entity or agent of such entity within his or her area of analytical responsibility), shall, in accordance with Fitch Ratings' policies and procedures and subject to applicable law, disclose the relationship to the appropriate manager or officer of Fitch Ratings.

**3.3.6**    Fitch Ratings has established policies and related procedures for reviewing, as appropriate, the past work of analysts that leave the employ of Fitch Ratings and join an issuer that the analyst has been involved in rating, or an issuer, arranger, underwriter, sponsor, or financial firm with which the analyst has had dealings as part of his or her duties at Fitch Ratings. If it appears that a conflict has influenced a credit rating, then Fitch Ratings will promptly disclose the potential conflict and, as appropriate, convene a review committee to re-rate all credit ratings influenced by the potential conflict.

**3.3.7**    In certain jurisdictions, local law requires individuals performing credit rating activities to rotate coverage responsibilities on a periodic basis. Fitch Ratings has established and shall maintain policies providing for analytical rotation in accordance with applicable local regulatory requirements.

# 4. RESPONSIBILITIES TO THE INVESTING PUBLIC AND ISSUERS

## 4.1    Transparency and Timeliness of Ratings Disclosure

**4.1.1**    Fitch Ratings shall make every reasonable effort to ensure that the time between a rating committee determining a final rating action and the distribution of that rating action and related commentary should be as short as reasonably possible, consistent with applicable law.

**4.1.2**    Fitch Ratings' policy for distributing public ratings and the related commentary and updates is as follows:

- Fitch Ratings shall publish all public ratings and rating outlooks, and related rating actions and opinions, including any withdrawal of a rating, free of charge on a non-selective basis on its free public website, www.fitchratings.com; and

- As appropriate or as is otherwise required, Fitch Ratings shall simultaneously distribute an announcement of the rating or rating action, together with any related commentary including rating outlooks, through wire services or other media outlets.

**4.1.3**    Among other disclosures, Fitch Ratings shall indicate with each of its published ratings:

- When such rating (including rating outlooks) was last updated;

- A list of relevant methodologies (i.e., criteria reports), along with any applicable criteria variations or limitations on the rating, and where those criteria reports can be found; and

- The key rating drivers (i.e., what factors would impact the rating) so as to facilitate an understanding of the rating(s)' sensitivity.

Moreover, except for private ratings provided only to the requesting party, Fitch Ratings shall disclose to the public, on a non-selective basis and free of charge, any rating or rating outlook regarding publicly issued securities, or public issuers themselves, as well as any subsequent decisions to withdraw such a rating and the reasons for such withdrawal, if the rating action is based in whole or in part on material non-public information.

**4.1.4**    Fitch Ratings shall base its rating analyses and rating decisions, which are Fitch Ratings' opinions, upon Fitch Ratings' established criteria, methodologies, and ratings definitions, applied in a consistent manner.  All rating criteria and methodologies shall be available on Fitch Ratings' free public website, www.fitchratings.com. Fitch Ratings' criteria, methodologies, and ratings definitions shall identify the specific factors that it considers during the rating and surveillance processes.

- Where Fitch Ratings assigns an initial rating to a structured finance product, it shall provide information about the loss and cash-flow analysis upon which Fitch Ratings has relied, so as to enable investors and market participants to understand the basis for the rating. To the extent practical or as may be required by applicable law, Fitch Ratings shall also disclose the degree to which it analyzes how sensitive a rating of a structured finance product is to changes in Fitch Ratings' underlying rating assumptions.

- In its rating action commentary, Fitch Ratings shall differentiate its ratings of structured finance products from traditional corporate bond ratings through the inclusion of additional commentary or an appropriate modifier to the ratings, and in accordance with applicable law. Fitch Ratings shall clearly define a given rating symbol and apply it in a consistent manner for all types of securities to which that symbol is assigned.

- Fitch Ratings shall clearly indicate the attributes and limitations of each rating or rating outlook and the limits to which Fitch Ratings verifies information provided to it by the issuer or originator of a rated security (as to which latter point, see below).

**4.1.5**    When Fitch Ratings publishes a rating or rating outlook, or takes any other rating action with respect to a published rating or rating outlook, Fitch Ratings shall explain in the related commentary and reports the elements the rating committee found key to such rating or rating outlook or rating action, subject to any applicable laws with respect to the disclosure of confidential information and any restrictions imposed by applicable confidentiality agreements. Fitch Ratings shall always maintain complete editorial control over all rating actions, related commentaries, and all of its other published materials, including all reports, criteria, methodologies, ratings definitions, and other policies and procedures. Subject to applicable law, this control shall extend to when, and whether, Fitch Ratings shall take, or publish, any rating action.

**4.1.6**    To the extent reasonably feasible and appropriate (and, in certain jurisdictions, as may be required by law), prior to issuing or revising a rating, Fitch Ratings shall provide to the issuer advance, written notification of the rating action and  the critical information and principal considerations upon which the rating decision was based. Fitch Ratings provides such information solely to allow the issuer to check for factual accuracy or the presence of non-public information. Fitch Ratings shall duly evaluate any comments made by the issuer and accept them in its discretion as appropriate to correct factual errors or remove references to non-public information. Except as required by law, Fitch Ratings retains the right to publish the commentary at the most appropriate time and in whatever form it deems most appropriate in its editorial judgment. In certain circumstances, except as required by law, Fitch Ratings in its sole discretion may decide not to provide such advance notification if timely dissemination of the rating committee decision would be compromised. In such cases, Fitch Ratings shall inform the issuer as soon as practical thereafter and, generally, shall explain the reason for not notifying the issuer. Subject to the exceptions set forth below, Fitch Ratings shall review any rating action when requested by an issuer to do so if the issuer provides to Fitch Ratings, in a timely manner, new or additional information that Fitch Ratings believes to be relevant to the rating. However, other than as may be prohibited by applicable law, in certain event- or performance-driven situations Fitch Ratings reserves the right to issue and publish a rating action without giving the issuer an opportunity to request such a review.

**4.1.7**    In order to promote transparency and to enable the market to best judge the aggregate performance of its ratings on debt instruments, Fitch Ratings, where possible or as may be required by applicable law, shall conduct periodic studies on the performance of Fitch Ratings-rated securities and issuers, including current and historical default rates by rating category and rating transition analyses. Fitch Ratings shall make all transition and default studies available on Fitch Ratings' free public website, www.fitchratings.com. Where feasible, this information shall include verifiable, quantifiable historical information about the performance of its ratings, organized and structured, and, where possible, standardized in such a way to assist investors and market participants in drawing performance comparisons between different rating agencies.

**4.1.8**     For each rating, Fitch Ratings shall, in accordance with its Rating Solicitation and Participation Disclosure Policy, publicly disclose whether the issuer participated in the rating process, and the solicitation status of the rating.

**4.1.9**     Fitch Ratings shall review and update, to the extent it deems appropriate or as is required by applicable law, its criteria and methodologies on a regular basis. Fitch Ratings shall publicly disclose any material modification to its methodologies and significant practices, procedures, and processes. Where feasible and appropriate or as may otherwise be required by applicable law, Fitch Ratings shall undertake to disclose planned material modifications prior to the effective dates of such modifications. Fitch Ratings shall consider the various uses of ratings before modifying its methodologies, practices, procedures, and processes.

# 5. THE TREATMENT OF CONFIDENTIAL INFORMATION

## 5.1     Disclosure of This Code and Communication with Market Participants

**5.1.1**     Fitch Ratings shall use, maintain, and protect confidential and/or material non-public information in accordance with its policies governing the treatment of confidential information and applicable laws, rules, and regulations. Without limitation, these policies establish various restrictions on the sharing of confidential, ratings-related information with persons not involved in the performance of Fitch Ratings' credit rating activities.

**5.1.2**     Fitch Ratings welcomes comments and input from market participants and the public, including any questions, concerns, or complaints they may have regarding the business, operations, or activities of Fitch Ratings.

- Comments or complaints related to Fitch Ratings' compliance with legal or regulatory requirements should be directed to a Regional Compliance Officer.

- Comments or complaints regarding Fitch Ratings' analytical activities should be directed to the relevant Regional Credit Officer within the global Credit Policy Group.  The Regional Credit Officers report directly to the Chief Credit Officer and, among their other responsibilities, are responsible for tracking and responding to such comments or complaints from third parties.

- Contact information for the Regional Compliance Officers and Credit Officers is available on Fitch Ratings' free public website, www.fitchratings.com.

**5.1.3**     Fitch Ratings shall publish in a prominent position on the homepage of its free public website, www.fitchratings.com, links to: (1) this Code; (2) its methodologies; (3) its transition and default studies; and (4) certain other internal policies relevant to addressing and managing conflicts of interest, preventing the misuse of material, non-public information, and ensuring compliance with applicable laws, rules, and regulations (see Appendix A to this Code).

## 5.2     What Fitch Ratings Expects of Issuers

**5.2.1**     Fitch Ratings expects that each issuer that has agreed to participate in the rating process, or its agents, will promptly supply to Fitch Ratings all information relevant to evaluating the ratings on such issuer or the relevant securities, including, without limitation, all material changes in any information previously provided, potential material events and the issuer's overall financial condition, which may require communication of non-public information to Fitch Ratings.

**5.2.2**     Fitch Ratings expects all such information to be timely, accurate, and complete in all respects.

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**5.2.3**    Fitch Ratings expects issuers to respond to its questions as quickly as possible and to explain the reasons for any delay.

**5.2.4**    During any time period in which an issuer is reviewing commentary or reports to be published by Fitch Ratings, Fitch Ratings expects such issuer will not disclose the commentary or reports in advance of Fitch Ratings' publication or take advantage of the delay in publication in any way.

**5.2.5**    Should an issuer choose to stop cooperating with Fitch Ratings in the rating process, Fitch Ratings also reserves the right to continue to rate the issuer or any securities issued by the issuer, based on the information previously provided to Fitch Ratings by the issuer or its agents and any other public and/or non-public information available to Fitch Ratings.

**5.2.6**    Fitch Ratings expects that structured finance issuers and arrangers, and originators of structured finance products, will publicly disclose all relevant information regarding these products so that investors and other rating agencies can conduct their own analyses independently of the rating agency/agencies solicited by or on behalf of the issuers and/or originators to provide ratings.

# 6. DISCLAIMERS

## 6.1    Non-Reliance on This Code

**6.1.1**    Fitch Ratings does not intend to assume, and is not assuming, any responsibility or liability to any party arising out of, or with respect to, this Code.  This Code is not intended to, and does not, form a part of any contract with anyone, and no one shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly.

**6.1.2**    Fitch Ratings may amend this Code at its sole discretion, in any way Fitch Ratings sees fit at any time.

## 6.2    Purpose & Use of Ratings

**6.2.1**    Fitch Ratings' ratings are opinions reflecting the ability of an entity or a securities issue to meet financial commitments such as interest, preferred dividends, and repayment of principal, in accordance with their terms. Ratings are not themselves facts and therefore cannot be described as being "accurate" or "inaccurate". Credit ratings do not directly address any risk other than credit risk.  In particular, ratings do not deal with the risk of loss due to changes in interest rates and other market considerations.

**6.2.2**    In issuing and maintaining its ratings or rating outlooks, Fitch Ratings relies on factual information it receives from issuers, underwriters, and from other sources Fitch Ratings believes to be credible. Fitch Ratings conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction.

**6.2.3**    The manner of Fitch Ratings' factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions, and other reports provided by third parties, the availability of independent and competent third-party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors.

**6.2.4**    Neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch Ratings relies on in connection with a rating will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch Ratings and to the market in offering documents and other reports. In issuing its ratings Fitch Ratings must rely on  the  work  of  experts, including independent auditors with respect to financial statements, and attorneys with respect to legal and tax matters. Further, ratings are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings can be affected by future events or conditions that were not anticipated at the time a rating was issued or affirmed. If any such information should turn out to contain misrepresentations or to be otherwise misleading, the rating or rating outlook associated with that information may not be appropriate.  The assignment of a rating to any issuer or any security should not be viewed as a guarantee of the accuracy, completeness or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

**6.2.5**    Fitch Ratings does not have a fiduciary relationship with any issuer, subscriber, or other individual. Nothing is intended to or should be construed as creating a fiduciary relationship between Fitch Ratings and any issuer or between Fitch Ratings and any user of its ratings.

**6.2.6**    Ratings do not constitute recommendations to buy, sell, or hold any security nor do they comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of any payments of any security.

**6.2.7**    Ratings may be changed, qualified, placed on Rating Watch, or withdrawn as a result of changes in, additions to, accuracy of, unavailability of, or inadequacy of information, or for any reason Fitch Ratings deems sufficient.

**6.2.8**    Fitch Ratings does not provide to any party any financial advice or legal, auditing, accounting, appraisal, valuation, or actuarial services. A rating should not be viewed as a replacement for such advice or services.

**6.2.9**    The assignment of a rating by Fitch Ratings shall not constitute consent by Fitch Ratings to use its name as an expert in connection with any registration statement, offering document, or other filings under any relevant securities laws.

FitchRatings

# APPENDIX A

## Select Fitch Ratings Policies

Set forth below are a list of those policies that Fitch Ratings has made available on its free public website, www.fitchratings.com. These policies, along with other Fitch Ratings policies and procedures, are intended to be read in conjunction with, and to supplement and support, this Code. However, where more detailed requirements are set forth in a particular policy or procedure, the more detailed of such requirements shall apply.

- Firewall Policy

- Global Confidentiality Policy

- Global Securities Trading and Conflicts of Interest Policy

- Segregation of Commercial and Analytical Activities

- Policy on Complaint Handling

- Rating Solicitation and Participation Disclosure Policy

- Restrictions on Advising Issuers and Others

- Look Back Procedure Reviewing Analytical Work of Leavers

- Statement on Definition on Ancillary Business

FitchRatings



fitchratings.com

# FitchRatings

# Bulletin 04: Segregation of Commercial & Analytical Activities

## EXECUTIVE SUMMARY

**Objective**: To set forth the requirements regarding the segregation of commercial and Analytical Activities

**Application:** Fitch Ratings, Inc. and each of its credit rating affiliates that issues Ratings under the trade name "Fitch Ratings" (collectively "Fitch Ratings") excluding the division of Fitch Ratings known as Sustainable Fitch.

## 1. OVERVIEW

Fitch Ratings is a commercial enterprise. It receives compensation from Rated Entities and other third parties, in return for analysis performed with respect to Ratings.

When assigning its Ratings, Analysts may only consider those factors relevant to the creditworthiness of a Rated Entity or a Security. In particular, Ratings assigned to a Rated Entity or Security must not be affected by whether there is an existing or potential business relationship between Fitch Ratings (or its Non-Rating Affiliates) and the Rated Entity or any other third party.

To manage potential conflicts of interest arising from Analysts being influenced by business or financial considerations when performing Analytical Activities, among other restrictions Analysts are prohibited from participating in negotiations or discussions regarding fees or payments from Rated Entities, or other third parties on their behalf, to Fitch Ratings. Rather, Fitch Ratings has established a separate Business and Relationship Management Group ("BRM"), which is responsible for carrying out all marketing and commercial activities on behalf of Fitch Ratings.

For the avoidance of doubt, the fact that Analysts are aware generally that Fitch Ratings receives compensation for its analytical work does not mean that Analysts are influenced by business considerations. In addition, this Policy does not apply to employees of the division of Fitch Ratings known as Sustainable Fitch. Sustainable Fitch has a separate policy regarding the segregation of commercial and analytical activities.

## 2. DEFINITIONS

**"Analyst"** and **"Primary Analyst"** shall have the meaning as set forth in _Bulletin 02: The Rating Process Manual (RPM)_.

**"Analytical Activities"** means the evaluation, approval, review and issuance of Ratings, including the analysis of data and information, and developing or approving criteria or methodologies used for determining Ratings, including qualitative and quantitative models.

**"Analytical Views"** means the views of an Analyst or Analysts relating to Ratings, Securities, Rated Entities, transactions, sectors, countries, markets, research, criteria, methodologies, credit considerations or other related matters, including, without limitation, factual discussions about the products or services of the Fitch Group.

**"Confidential Information"** shall have the meaning as set forth in _Bulletin 41: Confidential Information Policy_.

**"Credit Rating"** means a Rating that assesses the creditworthiness of an issuer or its Securities.

**"ESG Rating"** means a rating that assesses the Environmental, Social and/or Governance ("E", "S" and/or "G") qualities of an issuer or its Securities.

"**ESG Rating Activities**" means data and information analysis and the evaluation, approval, issuing and review of ESG Ratings.

**"EU Analyst"** means an analyst based in an EU CRA.

**"EU CRA"** means Fitch Ratings Ireland Limited (including any of its branches (wherever located)).

**"EU CRA Regulation"** means Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies (as amended from time to time).

**"EU Endorsed CRA"** means any of Fitch Ratings, Inc., Fitch Ratings Ltd., Fitch Ratings CIS Ltd., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (including any of their branches (wherever located)).

**"EU Endorsed CRA Analyst"** means an analyst based in an EU Endorsed CRA.

**"EU Endorsed Rating"** means a Public International Rating where the relevant Primary Analyst is employed by an EU Endorsed CRA.

**"EMS**" means the Exception Management System.

**"EU Public Rating"** means a Public Rating with respect to which the primary analyst, as that term is used in the _Bulletin 02: The Rating Process Manual (RPM)_, is employed by an EU CRA.

**"Fitch Group"** means Fitch Group, Inc. and its subsidiaries and affiliates.

**"Market Share Information"** means the information as to the relative size, however measured, of Fitch Ratings' share of the Ratings business, compared to other rating agencies, in a particular country, sector, product or other category or classification group, which information is not otherwise publicly available.

**"Need to Know"** shall have the meaning set forth in _Bulletin 41: Confidential Information Policy_.

**"Non-Rating Affiliate"** shall have the meaning as set forth in Fitch Group Bulletin 08.

**"Private Credit Ratings"** means Credit Ratings that are Private Ratings.

**"Private Ratings"** are Ratings that Fitch Ratings has not published on its website, www.fitchratings.com.

**"Public Rating"** means a "credit rating" as described in Fitch Ratings' Rating Definitions, available on its website, www.fitchratings.com which is published, or is intended to be published, by Fitch Ratings on its public website.

**"Rated Entity**" means, along with its agents: (i) the issuer or obligor with respect to any Security that has received or is expected to receive, as the case may be, a Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned or is expected to assign, as the case may be, a Rating.

**"Rating"** shall have the meaning set forth in _Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores_. For the avoidance of doubt, this does not include ESG Ratings.

**"Rating Action"** shall have the meaning set forth in Fitch Ratings' Rating Definitions, published on Fitch Ratings' website, www.fitchratings.com.

**"Security" or "Securities"** means any security, programme or other financial instrument.

**"Senior Global Group Head"** has the meaning as is set forth in _Bulletin 22: Senior Global, Global & Regional Group Heads_.

**"Senior Analytical Management**" means, collectively, the Global Analytical Head and all other managers listed in _Bulletin 22: Senior Global, Global & Regional Group Heads_.

**"Sustainable Fitch"** means the separate division of Fitch Ratings that is dedicated to ESG Rating Activities.

**"UK Analyst"** means an analyst based in a UK CRA.

**"UK CRA"** means each of Fitch Ratings Ltd. and Fitch Ratings CIS Ltd. (including any of their branches (wherever located)).

**"UK CRA Regulation"** means Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019 (as amended from time to time).

**"UK Endorsed CRA"** means any of Fitch Ratings, Inc., Fitch Ratings Ireland Limited, Fitch Ratings España, S.A.U., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (including any of their branches (wherever located)).

**"UK Endorsed CRA Analyst"** means an analyst based in a UK Endorsed CRA.

**"UK Endorsed Rating"** means a Public International Rating where the relevant Primary Analyst is employed by a UK Endorsed CRA.

**"UK Public Rating"** means a Public Rating with respect to which the Primary Analyst, as that term is used in the _Bulletin 02: The Rating Process Manual (RPM),_ is employed by UK CRA.

## 3.   ANALYST COMMUNICATIONS OF ANALYTICAL VIEWS

Subject to the confidentiality obligations in _Bulletin 41: Confidential Information Policy_, and the prohibitions set forth in Section 8 below, Analysts may discuss or communicate their Analytical Views with BRM or any third party.

Further requirements relating to communications with journalists and in social media are outlined in _Fitch Group Bulletin 05:  Social Media Policy._

## 4.   PROHIBITION ON ANALYST INVOLVEMENT IN FEE NEGOTIATIONS

**4.1.** Analysts are prohibited from:

**4.1.1**   Initiating or participating in negotiations or discussions regarding fees or payments to Fitch Ratings related to any Rating, with any Rated Entity or other third party, or otherwise being provided information pertaining to engagement-specific fees or billing relating to a Rating;

**4.1.2**   Subject to Sections 9, 10 and 11 below, participating in sales or marketing of Ratings or other products or services of Fitch Ratings or any of its affiliates; and

**4.1.3**   Otherwise taking into account sales or marketing considerations when assigning, or taking any subsequent actions with respect to, Ratings.

**4.2.** Despite Fitch Ratings' controls, it is not always possible to prevent Analysts from receiving communications that contain fee or billing information. If an Analyst receives such information in violation of this Policy, relevant staff must ensure that the matter is promptly recorded in EMS, as is set forth in applicable operating procedures or process manuals.

**4.3.** It is permissible for Analysts to become aware of fee or billing information related to a Rating that is publicly disclosed (e.g., through public offering documents for capital market issuance purposes or in a public tender document), or included in a prospectus or offering document. Receipt of fee or billing information in such circumstances is not a violation of this Policy, and need not be recorded in EMS.

## 5. BRM NEGOTIATION OF FEES AND BILLINGS

**5.1.** BRM is responsible for pricing each request for Ratings. Only BRM (and on their behalf members of the Finance, accounting or billing departments, referred to collectively as "Finance", and members of the Legal Department) may communicate with a Rated Entity or other third-party regarding fees or billings.

**5.2.** BRM and Finance are responsible for obtaining and recording all fee-related information, and for entering it into the appropriate systems.

**5.3.** All questions regarding fees, billings or general pricing policies received by Analysts, must be referred to the appropriate contact within BRM or Finance. Analysts may not provide the information to the requestor.

**5.4.** BRM and Finance must not communicate (in email or otherwise) information concerning individual fees or billings for Ratings to or with Analysts.

## 6. BRM COMMUNICATIONS TO ANALYSTS

To ensure that Analysts can perform their Analytical Activities in an environment free from commercial or financial pressure or influence, BRM must appropriately manage their communications with Analysts.

**6.1.** BRM may make a reasonable and balanced enquiry to an Analyst regarding Analytical Activities that is intended to clarify facts or the basis for an Analytical View.

**6.2.** However, BRM may not call into question, lobby or otherwise pressure an Analyst with respect to:

**6.2.1** Taking (or refraining to take) a particular Rating Action;

**6.2.2** Proposed changes to criteria or methodologies;

**6.2.3** Instances where the level of an indicative/initial, expected or final Rating was lower than preliminary feedback initially provided to a Rated Entity or other third party;

**6.2.4** The recommendation or vote of a particular Analyst in a rating committee; or

**6.2.5** Other negative commercial implications or relationship issues that may arise from Analytical Activities and/or a Rating Action, including without limitation, negative commercial implications or relationship issues that may arise in connection with a product or service offered by an entity of the Fitch Group.

## 7. FITCH RATINGS' FINANCIAL & MARKET SHARE INFORMATION

Analysts may not be provided Fitch Ratings' financial or Market Share Information other than as is set forth below.

**7.1. Fitch Ratings' Financial Information**

Analysts are prohibited from receiving revenue information, P&L statements and other non-public documents describing the financial performance of the Fitch Group or Fitch Ratings (collectively, "Financial Information") other than as follows:

**7.1.1** *Global/Regional/Sector-Level Information*. Finance may periodically provide aggregated Fitch Ratings revenue, budget, and expense items such as salary and travel, to Senior Analytical

Management, to assist them in planning hiring needs for Analysts, and managing Analysts' expenses. This information may also be provided to Senior Analytical Management in the course of internal planning sessions, consistent with the requirements set forth below, and to monitor the execution of those plans, and also as part of regular update meetings for Senior Analytical Management.

**7.1.2** *Country-Level Information*. Finance may periodically provide aggregated country-level Fitch Ratings' Financial Information to Analysts who are board members of local operating entities ("Local Board Members"), where the Financial Information is necessary to fulfill their local board or regulatory responsibilities.

**7.1.3** *Aggregated Financial Information*. Analysts may periodically receive aggregated information on the overall financial performance of Fitch Ratings, in the context of discussions related to compensation.

## 7.2. Market Share Information.

Analysts may receive Market Share Information only as follows:

**7.2.1** For purposes of demonstrating Fitch Ratings' knowledge of, coverage of or depth in a particular market or sector, BRM may include or mention Market Share Information in joint Analytical / BRM presentations, discussions and meetings with Rated Entities and other third parties.

**7.2.2** Senior Analytical Management may receive relevant Market Share Information in the course of internal planning sessions, consistent with the requirements set forth below in Section 9, and to monitor the execution of those plans.

**7.2.3** If they are Local Board Members, where country-level Market Share Information is necessary for them to fulfill their local board or regulatory responsibilities.

**7.2.4** If, as part of communicating strategic objectives set by the Fitch Group or Fitch Ratings, high-level Market Share Information is disclosed to all Fitch Group or Fitch Ratings' employees.

> *Tip: Any communication of Market Share Information to an Analyst should be appropriately balanced so as to not suggest that an Analyst is involved in commercial efforts designed to increase Fitch Ratings' market share.*

## 8. INFORMATION SHARING BETWEEN BRM & ANALYSTS

### 8.1. Providing Advance Notice of Rating-Related Information to BRM

**8.1.1** *EU Public Ratings or EU Endorsed Ratings, UK Public Ratings or UK Endorsed Ratings[1]*. Analysts working on an EU or UK Public Rating or EU or UK Endorsed Rating are prohibited from disclosing

---

[1] It should be noted that there is overlap in these definitions. A Public International Rating that is (i) issued by a non-EU, non-UK Fitch Ratings CRA will be both an EU Endorsed Rating and a UK Endorsed Rating; (ii) an EU Public Rating will also be a UK Endorsed Rating; and (iii) a UK Public Rating will also be an EU Endorsed Rating.

to BRM staff located anywhere in the world (and BRM is prohibited from soliciting the information from Analysts or Rated Entities) advance, pre-publication notice or information regarding any Rating Action on an EU or UK Public Rating or an EU or UK Endorsed Rating[2] , the timing as to when a rating committee for an EU or UK Public Rating or an EU or UK Endorsed Rating is to be held or is expected to be held[3], or the withdrawal of an EU or UK Public Rating or EU or UK Endorsed Rating for analytical reasons.[4]

- Analysts may only provide this information to BRM simultaneously with the public release of the information.

- All questions that BRM staff receive with respect to the above, must be referred to the appropriate Analysts.

8.1.2   *All Other Ratings*. In many cases BRM has a Need to Know Rating Actions and other related information in advance of the publication.[5] These reasons may include enabling BRM to be prepared for calls from Rated Entities and other third parties, or to more effectively manage a commercial relationship. Accordingly, Analysts may provide to BRM staff with a Need to Know advance (pre-publication) information regarding:

- A Rating Action with respect to a Private Rating, unless the Rating falls within the definition of an EU Public Rating, EU Endorsed Rating, UK Public Rating or UK Endorsed Rating because the Rated Entity has specified in writing its intention that the Rating be published at a future point (thus triggering the prohibition in Section 8.1.1);

- A Rating Action with respect to a Public Rating, other than an EU Public Rating, EU Endorsed Rating, UK Public Rating or UK Endorsed Rating (thus triggering the prohibition in Section 8.1.1);

- A research or other report to be issued, unless it includes or is issued contemporaneously with a Rating Action with respect to an EU Public Rating, EU Endorsed Rating, UK Public Rating or UK Endorsed Rating (thus triggering the prohibition in Section 8.1.1); and

- Criteria exposure drafts to be posted for comment.

8.1.3   If BRM receives Confidential Information pursuant to this Section, it must maintain the confidentiality of that Confidential Information per the requirements in *Bulletin 41: Confidential Information Policy,* until the information becomes publicly available.

---

[2]   Accordingly, it would not be permitted for BRM to be part of the standard review or approval process for RACs or other reports with respect to EU Public Ratings or EU Endorsed Ratings as well as with respect to UK Public Ratings or UK Endorsed Ratings.

[3]   Target dates and deadlines for assigning new Ratings are a commercial term that may be negotiated by BRM. Accordingly, BRM is not prohibited from having information regarding target dates or deadlines, so long as they are not made aware of specific dates on which a rating committee for an EU Public Rating or EU Endorsed Rating as well as for a UK Public Rating or UK Endorsed Rating is to be held.

[4]   As BRM would trigger a withdrawal of an EU Public Rating, EU Endorsed Rating, UK Public Rating or UK Endorsed Rating for commercial reasons, BRM is not prohibited from having information with respect to the fact of the withdrawal. However, BRM is still subject to the prohibitions in this Section regarding the associated Rating Action or the timing of the rating committee.

[5]   Securities trading by an employee that holds such Need to Know Confidential Information remains subject to Bulletin 13 Global Securities Trading and Conflicts of Interest Policy Questions should be directed to the Compliance Department.

### 8.2. Sharing of Market Intelligence

**8.2.1**  Analysts may notify BRM (and vice versa) of changes in other rating agencies' staff, products, services or criteria, or issues/errors of other rating agencies.

**8.2.2**  In addition to other types of permissible sharing of Confidential Information as may be set forth in Bulletin 41, BRM may share with Analysts (and vice versa) feedback they receive from Rated Entities or other third parties regarding:

- Rating Actions;

- Other analytical products, criteria or publications; or

- The products or services of other rating agencies, including relative strengths/weaknesses of those products or services.

However, if negative feedback or an unfavorable comparison of Fitch Ratings or its Analytical Activities is provided to BRM, then BRM should deliver the information to an Analyst of a sufficiently senior level, with care taken so as to not appear to be pressuring or influencing the applicable Analytical Activities.

**8.2.3**  For planning, educational or market intelligence purposes, BRM may solicit information or views from Analysts, and Analysts may provide information or views to BRM, relating to:

- Subject to _Bulletin 41: Confidential Information Policy_, Rated Entities and other third parties (including unrated entities to whom BRM is marketing Fitch Ratings' products and services) which BRM may seek to contact to establish or advance a commercial relationship;

- Which Rated Entities or sectors may be more (or less) active in the capital markets at a given point of time; and

- Fitch Ratings' credit or other views on a Rated Entity, sector or market compared to those of other rating agencies, including the rating level of competitors and whether their criteria is likely to lead to higher or lower ratings.

## 9.  INTERNAL JOINT MEETINGS WITH BRM & ANALYSTS

### 9.1. Analytical Team Meetings

**9.1.1**  While periodic attendance at analytical team meetings may be appropriate, BRM staff may not regularly attend internal analytical team meetings where analytical matters such as upcoming rating committees, likely Rating Actions, etc., are expected to be discussed.

**9.1.2**  If BRM attends an internal analytical team meeting, they must leave the room/meeting prior to any discussion of non-public Rating Actions or other information prohibited by this Policy or _Bulletin 41: Confidential Information Policy_ being disclosed to BRM.

### 9.2. Internal Planning Sessions

**9.2.1**  BRM and Analysts may attend or participate in certain parts of each other's planning sessions or similar meetings, provided that:

- Analysts are assigned topics, presentations and agenda items that focus only on credit, criteria and other analytical matters, including capital market developments;

- BRM staff are assigned topics, presentations and agenda items that focus only on commercial or competitive aspects; and

- BRM and Analyst managing directors participating in the planning sessions are responsible for carefully considering and managing any perception issues that may arise from "joint" presentations or materials.

**9.2.2**  In addition, BRM may, during this planning process, consult Senior Analytical Management in developing revenue budgets, in revising relevant fee schedules, and to better understand the complexity of transactions for fee-setting purposes.

**9.2.3**  However, in the context of these meetings and consultations, only Senior Analytical Management may access materials containing, or participate in discussions relating to, non-public Financial Information or Market Share Information. All other Analysts must leave the room/meeting prior to such discussions, and may not receive or review the related documentation or presentations.

## 10. EXTERNAL JOINT MEETINGS WITH BRM & ANALYSTS

**10.1.**  Joint meetings with BRM, Analysts, Rated Entities and/or other third parties are permitted so long as:

**10.1.1**  Analysts leave the room/meeting before BRM begins discussing commercial matters or fee structures; and

**10.1.2**  BRM leaves the room/meeting before the Rated Entity or other third parties begin the process of providing Confidential Information of the Rated Entity relevant to the assignment of ratings. However, Confidential Information may be shared subsequently with BRM as permitted by _Bulletin 41: Confidential Information Policy_.

**10.2.**  In addition to the requirements above, the following additional restrictions and conditions apply depending on the type of meeting:

**10.2.1**  _Commercial-Focused Meetings_. Meetings, discussions or other interactions organized for the primary purpose of enabling Fitch Ratings to secure new business, or future business from existing Rated Entities, must be led by BRM. Analysts may attend or participate in such meetings only for the purpose of communicating Analytical Views.

**10.2.2**  _Dual-Purpose Commercial/Analytical Meetings_. Meetings, discussions or other interactions designed to cover both commercial and analytical topics, must include both a BRM representative and an Analyst to address their respective topics.

## 11. BUSINESS EVENTS & ENTERTAINMENT

Analysts may attend or be present at social events, networking events, conferences or dinners together with BRM, Rated Entities and other third parties, provided they do so in accordance with _Bulletin 13 Global Securities Trading and Conflicts of Interest Policy_.

## 12. QUESTIONS

For questions or issues concerning this Policy, please contact the Compliance Department at reporting@fitchratings.com.

| | |
|---|---|
| **Owner:** | Bruce Legorburu, Chief Compliance Officer |
| **Summary of Changes:** | Appendix A |
| **Supplements:** | The following policies or procedures are referenced in this Bulletin and should be consulted when interpreting and revising this Bulletin: |

- Fitch Rating Definitions
- Bulletin 02: The Rating Process Manual (RPM)
- Fitch Group Bulletin 05: Social Media Policy
- Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores
- Bulletin 13 Global Securities Trading and Conflicts of Interest Policy
- Bulletin 22: Senior Global, Global & Regional Group Heads
- Bulletin 41: Confidential Information Policy

## Appendix A

### Summary of Changes

**December 17, 2021**

Bulletin 04 has been updated to include references to Sustainable Fitch.

**December 2020**

Bulletin 04 was modified to reflect Brexit-related changes to definitions in readiness for the FCA assuming regulatory oversight for Fitch Ratings UK business from 31 December 2020. No material changes have been made to this document.

**March 2018**

Bulletin 04 was modified to fix the numbering scheme. No material changes have been made to this document.

## EXECUTIVE SUMMARY

**Objective:** To establish employee reporting and other obligations designed to help identify and manage potential conflicts of interest.

**Application:** Individuals employed by Fitch Ratings and their Family Members.

## 1. OVERVIEW

This Policy, which addresses Securities trading and other potential conflicts of interest between Fitch Ratings and its employees, contains prohibitions, restrictions and disclosure requirements applicable to employees that help identify and manage these potential conflicts, and ultimately protect Fitch Ratings' reputation.

## 2. DEFINITIONS

**"Account"** means any brokerage account out of which an Employee or their Family Member has the legal capability or potential to trade and/or hold Securities, unless the Account is maintained as a Blind Trust. For the avoidance of doubt, an "Account" includes brokerage accounts in which the Employee or his or her Family Member has a beneficial ownership interest or over which the Employee or his or her Family Member has discretion or control (e.g. as account owner, power of attorney, trustee, etc.).[1]

**"Analytical Activities"** means data and information analysis and the evaluation, approval, issuing and review of (i) credit ratings, (ii) other opinions as to creditworthiness and (iii) non-credit ratings.

**"Analytical Employee"** means any Employee that performs Analytical Activities.

**"Analytical Group Employee" or "AG Employee"** means any Employee, including Analytical Employees, administrators and others that work in any of the following groups:

- Corporates Group
- Covered Bonds Group
- Credit Policy Group
- Criteria Group
- Fund and Asset Manager Group ("FAM")
- Financial Institutions Group
- Global Infrastructure Group
- Global Analytical Management
- Insurance Group
- International Public Finance Group
- Model Development Group
- Sovereigns Group
- Structured Finance Group

---

[1] In Hong Kong, "Account" also includes brokerage accounts (i) belonging to an Employee's minor children and (ii) in which an Employee's minor children hold beneficial interests.

- U.S. Public Finance Group

"**Blind Trust**" means a financial arrangement in which an owner of a brokerage account has granted the administration of the assets and trading activity within the account to an independent trust to prevent conflicts of interest.  A brokerage account that an Employee or Family Member maintains under such an arrangement will not be an Account under this Bulletin if it meets the following criteria:

- The trust executor(s) has full discretion over the assets and is independent of the Employee and his or her Family Members and not otherwise related to the Employee; and

- The Employee and his or her Family Members have no knowledge of the holdings or trading activity of the trust.

"**BRM**" means Business & Relationship Management.

"**Business Entertainment**" means any activity where the primary purpose is to further business relations and includes, but is not limited to such activities as dinners, golf outings, sporting events, and theatre and concert performances.

"**Business Event**" means any activity, such as an industry conference, networking event, meeting or business meal, where the primary purpose is to engage in analytical, research or information-gathering activities (for AG Employees) or to conduct commercial activities (for BRM Employees).

"**Bulletin 13 Exceptions Committee**" is comprised of the Chief Risk Officer, the Chief Compliance Officer, the General Counsel, the relevant Executive Committee member and a Managing Director in the requesting employee's direct management hierarchy.

"**Compliance**" means Fitch Ratings' Global Compliance Group, which is responsible for supervising compliance with this Bulletin as well as other Fitch Ratings policies and procedures designed to control, mitigate and manage conflicts of interest or the appearance of conflicts of interest.

"**Close Personal Relationship**" is a personal relationship with a level of intimacy that would create the appearance of a personal influence in the management of business and/or Analytical Activities in a reasonable observer.  A Close Personal Relationship is meant to cover relationships with a closer personal connection than mere friendships or acquaintances, and is often, but not exclusively, romantic or relational.

"**Compliance Monitoring System**" refers to the software system used to disclose and manage certain potential conflicts of interest, including but not limited to Securities trading activity and Account ownership of Employees and their Family Members.

"**Confidential Account**" means an Account owned by an Employee's Family Member, where the Employee has provided written certification that:

- The Employee has no knowledge of his or her respective Family Member's Account and holdings;

- The Employee understands that he or she is prohibited from sharing inside information and that the Employee takes all reasonable steps to ensure that the respective Family Member has no access to such information; and

- That the Employee will notify Compliance immediately should he or she develop knowledge of his or her Family Member's Account or holdings.

**"Confidential Information"** has the meaning as set forth in *Bulletin 41: Confidential Information Policy*.

**"Dependent Child"** means someone who is (i) under 18, (ii) unmarried and (iii) does not have a civil partner.

**"Efeed Broker"** means a financial institution that participates in automated electronic reporting of Securities transactions and holdings to Fitch Ratings.

**"Employee"** means an individual employed by Fitch Ratings or an employee of another Fitch Group, Inc. company who has access to Confidential Information.

 **"ETF"** means exchange-traded fund.

**"FAM**" means the Fund & Asset Managers Group within Fitch Ratings.

"**Family Members"** means:

- An Employee's spouse or any partner of that person considered by national law as equivalent to the spouse;

- An Employee's Dependent Child, regardless of residence;

- Any relative or dependent sharing the Employee's home, to the extent allowed by local law;

- Any legal entity (e.g.: company, partnership, trust, etc.) whose managerial responsibilities are discharged by, controlled by, or established for the benefit of an Employee or a person listed above (excluding, for the avoidance of doubt, a Blind Trust);

- Any person that has granted investment discretion or trading authorization to an Employee or a person listed above; or

- In relation to employment related recusals see Exhibit A for variations to this definition applicable to the Employees specified in Exhibit A.

    **The definition <u>does not </u>include:**
    - An Employee's spouse during divorce proceedings; or
    - An Employee's parent residing in the Employee's home if the Employee can certify that he or she does not have any knowledge of the parent's Securities holdings or trading activity.

**"Fitch Ratings"** means Fitch Ratings, Inc. and any of its credit ratings affiliates that issue ratings under the trade name Fitch Ratings.

**"Gift"** means a tangible item, a favor, credit or points received as part of a loyalty program under which an Employee has not earned the points or credits, or money received (in all cases, free of charge) by an Employee in connection with their work at Fitch Ratings. Gifts do not include Business Events or Business Entertainment.

**"GSE"** means government sponsored enterprise.

**"Group Investment Restriction"** means a restriction applicable to an Employee and his or her Family Members that is described in the Bulletin 13 Annex.

**"Insider Trading"** (sometimes referred to as "Insider Dealing") means purchasing or selling a Security while aware of MNPI relating to or impacting the price of the Security.

**"Key Management Position"** in a Rated Entity means:

- A member of a board of directors of that entity;

- An executive officer (e.g.: President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Treasurer, etc.) of that entity;

- Any role that reports directly to the Chief Financial Officer or Treasurer of that entity; or

- A role in that entity that regularly interfaces with Fitch Ratings or other credit rating agencies.

"**Managed Account**" means an Account where the owner does not have input into the specific investment decisions made in the Account. A Managed Account is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent. Unlike a brokerage account that is maintained as a Blind Trust, an owner may have knowledge of the holdings and transactional activity in a Managed Account.

**"Material Non-Public Information"** or "MNPI" has the meaning as set forth in *Bulletin 41: Confidential Information Policy.*

**"Non-Active Account"** means any Account that an Employee certifies in writing is not used for purchasing or selling Reportable Securities. A Non-Active Brokerage Account is not considered an Account under this Policy. If a Reportable Securities transaction occurs in a Non-Active Brokerage Account, this account will be considered under this Policy to be an Account for a period of one year after the date of the last Reportable Securities transaction.

**"Outside Interest"** is as described in Section 7.1.

**"Political Cause"** is as defined in Section 10.1.

**"Private Investment"** means Securities or other ownership interests in companies, organizations, partnerships, funds, assets or businesses, where those Securities or ownership interest are not publicly listed or traded.

**"Rated Entity" means:**

- The issuer, obligor, guarantor, or credit support provider with respect to any Security that is rated or in the process of being rated by Fitch;

- An entity to which Fitch Ratings has assigned or is in the process of assigning an Issuer Default Rating; and

- Originator, arranger, sponsor/servicer or any other party that interacts with a credit rating agency on behalf of an issuer, including any person directly or indirectly linked to that Rated Entity by control.

**"Rating"** is as defined in *Bulletin 07: Credit Products – Defined; Ratings, Assessments, Opinions and Scores*.

**"Ratings Eligible Entity"** means any entity with more than $25 million (or the equivalent in another currency) in outstanding debt.

**"Regional Group Head"** means an individual who has regional management responsibility for a specific product area within an analytical group (e.g., the Regional Group Head for EMEA Corporates).

**"Reportable Security"** refers to any Security holding that is required to be disclosed to Fitch Ratings in accordance with this Bulletin. For clarity, Securities may be Reportable Securities even though this Bulletin does not restrict an Employee or Family Member from holding or trading in that Security. For all Employees and their Family Members, a Reportable Security includes:

- Debt securities, such as bonds, notes, exchange traded notes and debentures;

- Equities, such as common stock and preferred stock;

- Financial derivative contracts, such as equity and index options (including employee stock options), rights and warrants and futures contracts;

- Municipal securities;

- Private Investments in Rated Entities or Ratings Eligible Entities;

- Structured products; and

- Obligations of GSEs, such as Fannie Mae or Freddie Mac.

For **Analytical Group Employees and their Family Members**, a Reportable Security also includes:

- Sector Funds

For **Analytical Group Employees in FAM and their Family Members**, a Reportable Security also includes:

- Mutual funds, ETFs, and other collective investment schemes; and

- Money market funds.

For **Analytical Group Employees in Sovereigns, International Public Finance, Financial Institutions and their Family Members**, this also includes:

- Direct obligations of a sovereign nation or any agency thereof; and

- Obligations fully guaranteed by a sovereign nation or any agency thereof.

**"Reportable Securities Transaction"** refers to a buy or sell transaction in any Reportable Security or that occurs in any Account.

**"Reporting Groups"** is as defined in Section 10.1.

**"Restricted Stock" means** any Security that, by contract or law, cannot be freely sold or transferred to another person.

**"Sector Fund"** means a mutual fund, ETF, or unit trust that concentrates its investments in a specific industry or market sector (e.g.: technology, financial services, healthcare, precious metals, etc.).

**"Security"** means any negotiable financial instrument or investment.

**"Temporary Worker"** means any individual that is contracted for a fixed duration or an approximate end date directly by Fitch Ratings or indirectly via a third party.

**"Tipping"** means the act of providing MNPI about a publicly traded company to a person who is not authorized to have that information.

## 3.  INTRODUCTION

Employees are expected to understand the requirements set forth in this Bulletin, and to take reasonable precautions to identify, manage and/or avoid conflicts of interest and the appearance of conflicts of interest.

Under no circumstance may an Employee perform Analytical Activities involving a Rated Entity or Security if he/she might be unduly influenced in any way and under no circumstance may an Employee use Confidential Information in the context of making his/her own personal investment decisions.

Employees are required to report personal investment information relating to Accounts and Reportable Securities belonging to them and their Family Members, to the extent allowed by law. This information will be used on a need to know basis for compliance monitoring purposes, and stored in secured servers and files. However, Fitch Ratings may be required to disclose this information in connection with a subpoena, court order, or as otherwise required by applicable law or by any judicial, legislative or regulatory authority, and may do so without prior notice to you.

## 4.  SECURITIES TRANSACTIONS

Reportable Securities Transaction prohibitions, restrictions and requirements are designed to help Fitch Ratings and its Employees avoid conflicts of interest and Insider Trading violations. The type of applicable restriction(s) depends on the Employee's job function as follows:

All Employees and their Family Members are subject to the following, as detailed below:

- Insider Trading Prohibition;

- Thirty-Day Holding Period Restriction;

- Short Sale Prohibition;

- Futures and Options Prohibition;

- Pre-Clearance; and

- Securities Reporting (unless exempt from reporting as set forth in Section 6).

In addition to the above, Analytical Group Employees and certain non-Analytical Group Employees and their Family Members are subject to the following as detailed in the Bulletin 13 Annexes:

- Group Investment Restrictions

### 4.1 Insider Trading Prohibition

Transacting in any security while in possession of MNPI (i.e., Insider Trading) or passing along such information to others who are not authorized to have it (i.e., Tipping) is illegal. Penalties for Insider Trading or Tipping can be severe. For example, the person who trades on MNPI, or who provides such information to others, may be subject to civil penalties, criminal fines and imprisonment. Additionally, the improper use or disclosure of MNPI could result in significant reputational damage to, or legal liability or regulatory liability for, Fitch Ratings.

Fitch Ratings strictly prohibits Insider Trading and Tipping. An Employee's failure to adhere to this requirement could result in dismissal from employment in addition to civil and criminal penalties.

### 4.2 Thirty Day Holding Period Restriction

Employees and their Family Members must hold Securities they purchase in any Account for at least 30 calendar days prior to selling the Security. The time frame is calculated on a last in, first out basis. This restriction does not apply to Securities transactions in Managed Accounts.

## 4.3 Short Sale Prohibition

Employees and their Family Members are prohibited from engaging in short selling strategies seeking to profit from downward price movements of Securities. Similarly, Employees and their Family Members are prohibited from selling Securities they have borrowed or that they do not own outright.

This prohibition does not apply to Securities transactions in Managed Accounts.

## 4.4 Futures and Options Prohibition

Employees and their Family Members are prohibited from engaging in futures and options trading, with the exception of buying protective puts. As protective puts are also subject to the 30-day holding period restriction described above, both the option expiration date as well as any sales to close or unwind some or all of the position, must be more than 30 calendar days after the initial purchase date of the put.

This prohibition does not apply to Securities transactions in Managed Accounts.

## 4.5 Group Investment Restrictions

Analytical Group Employees and certain non-Analytical Group Employees and their Family Members are subject to the Group Investment Restrictions applicable to the Employee's group, which restrict Employees and their Family Members from investing in certain industries, issuers, fund types and Security types. Group Investment Restrictions apply whether or not Fitch Ratings assigns or maintains a rating in respect of a specific issuer or Security. These restrictions are published in the Annex to this Policy.

If an Employee's Group Investment Restrictions change as a result of a transfer to a different group, the Employee and his or her Family Members remain subject to the previous Group Investment Restrictions for sixty (60) calendar days following the transfer, while also being subject to the Group Investment Restrictions, if any, applicable to the new group.

Analytical Group Employee Group Investment Restrictions apply to Securities transactions in Managed Accounts. It is each Analytical Group Employee's and his or her Family Members responsibility to ensure investment advisors comply with such restrictions. However, Group Investment Restrictions do not apply to Securities transactions in Managed Accounts for non-Analytical Employees.

Global Group Heads or their designees are responsible for establishing and maintaining their respective Group Investment Restrictions, and for promptly informing Compliance when changes are required.

## 4.6 Pre-Clearance

Employees may obtain pre-clearance in the Compliance Monitoring System prior to the execution of a Reportable Securities Transaction in their Accounts or their Family Members' Accounts. Approval will constitute an affirmation by Compliance that the transaction will not result in a violation of the provisions of this Bulletin if executed within seven business days following the date of approval. Employees who do not pre-clear transactions in Accounts and who transact in violation of any of the rules herein (including any applicable Group Investment Restrictions) will be subject to discipline, and the failure to preclear the transaction will be viewed as an aggravating factor in the determination of the level of disciplinary penalty. FAM Employees must follow the FAM Trade Pre-Approval Request Procedure.

Reportable Securities Transactions in Managed Accounts are not subject to pre-clearance.

Fitch Ratings' President and Global Analytical Head must seek approval from the Fitch Ratings, Inc. Board of Directors prior to executing a Reportable Securities transaction.

## 5. DIVESTMENT AND RECUSAL REQUIREMENTS

### 5.1 Divestment Requirement

No Employee is permitted to perform Analytical Activities involving a Rated Entity or Security if he/she holds that Security or Securities of that Rated Entity. Employees and their Family Members who hold Securities that conflict with the Group Investment Restrictions must divest such Securities as soon as possible, but by no later than the timeframes below. Recusals may need to be put in place when such Securities cannot be divested immediately.

| Reason Employee or Family Member Holds Restricted Securities | Divestment Deadline |
|---|---|
| New Employee | Prior to the Employee's start date |
| Employee Transfer | As soon as practical, in communication with Compliance |
| Securities Acquired through a Gift or Inheritance, or which become restricted following marriage | As soon as practical, in communication with Compliance |

### 5.2 Recusal Requirement

It may be necessary in certain cases for Analytical Group Employees to recuse themselves from performing Analytical Activities for a Rated Entity or Security. A recusal may be required if an Analytical Group Employee or his or her Family Members hold a Security not permitted by the applicable Group Investment Restrictions, until the Security can be divested. This may exist where:

- An Employee or his or her Family Member purchased the Security in contravention of the requirements of this Policy;

- An Employee transfers to a Group which restricts ownership in a previously held Security;

- A Security held by an Employee or his or her Family Member becomes restricted following marriage;

- An Employee or his or her Family Member receives a restricted Security through inheritance or gift;

- An Employee or his or her Family Member holds Restricted Stock; or

- An Employee's Family Member is employed by an issuer of Securities, and holds Securities of that issuer (including Securities received as compensation).

In addition, other potential conflicts may arise that would require recusal, such as where:

- An Analytical Group Employee has a Close Personal Relationship with someone who holds a Key Management Position at an entity that operates in a sector prohibited under the Analytical Group Employee's Group Investment Restrictions; [2] and

- An Analytical Group Employee or his or her Family Member has an Outside Interest (as described in section 7.1 below) that creates a conflict of interest or the appearance of a conflict of interest with the Employee's work for or with Fitch Ratings.

---

[2] For Analytical Group Employees in Japan, Hong Kong, Singapore, Taiwan and voting members of Fitch Ratings Japan rating committees, please refer to Exhibit A for the variation in the definition of Family Members who would be deemed as having a "Close Personal Relationship" with the Employee.

## 6. ACCOUNTS AND SECURITIES REPORTING

This Section sets forth the requirements regarding the reporting of certain Accounts and Securities.

### 6.1 Reporting Obligations and Exemptions

Unless explicitly exempted in accordance with one of the three Exemptions set forth below, Employees must ensure that they and their Family Members disclose Accounts, Reportable Securities holdings and Reportable Securities Transactions in the manner set forth below. However, transactions and holdings in investments other than Securities, and the opening of Accounts that are prohibited by law from holding any type of Reportable Security (e.g., mutual-fund only-accounts, bank accounts that can only hold cash, etc.), are not subject to the disclosure, reporting and/or pre-clearance requirements of this Policy, except with respect to FAM employees, who are subject to the disclosure, reporting and/or pre-clearance requirements with respect to mutual fund accounts and mutual fund trading activity.

**Exemption 1:** Employees who by virtue of their role do not have routine access to electronic files and systems storing confidential ratings, or commercial or financial information are not subject to the Securities Reporting requirement. These roles include:

- Messengers, drivers, cleaning and cafeteria staff;

- HR staff;

- Front desk staff;

- Facilities; and

- Employees who work exclusively for non-ratings affiliates, but who are legally employed and paid by Fitch Ratings because the affiliate does not have a separate legal entity in the country in which the Employee works or resides, provided there are proper physical segregation and access controls between the Fitch Ratings' office and the affiliate's office.

**Exemption 2:** Reporting is not required for the following types of Securities transactions:

- Changes in the number, nature or character of Securities previously reported due to subsequent corporate actions (e.g.: stock splits, dividends, mergers and acquisitions, etc.);

- Securities transactions made in accordance with automatic investment plans, such as dividend reinvestments (provided that the initial investment in the Security and plan was Reported);

- Securities transactions in Blind Trusts (Accounts maintained as Blind Trusts are not reportable); and

- Securities transactions in Managed Accounts belonging to non-AG Employees and their Family Members, provided that Compliance has reviewed the Account agreement and confirmed that the Account qualifies for treatment as a Managed Account.

**Exemption 3:** Reporting of transactions, holdings or account statements is not required for the following Accounts, after written certification regarding Account status is provided to Compliance:

- Non-Active Brokerage Accounts of Employees and their Family Members, so long as the Account retains its Non-Active status; and

- Confidential Accounts belonging to Family Members of Employees, so long as the Account retains its Confidential Account status.

## 6.2 Accounts

Employees must report all Accounts owned by themselves and their Family Members via the Compliance Monitoring System unless specifically exempt from the reporting requirements under this Bulletin. For the avoidance of doubt, this requirement applies to Managed Accounts, and Accounts designated as Confidential Accounts or Non-Active Brokerage Accounts.

## 6.3 Reporting of Securities Transactions and Accounts

### 6.3.1 Manual Reporting Requirements

Unless an exemption is available or the Account is held at an Efeed Broker, Employees must manually report all Reportable Securities Transactions and other Securities holdings, and manually submit all Account statements, as set forth below. Employees who fail to submit required information or documents will be subject to disciplinary measures which may include being required to move their Account(s) to an Efeed Broker.

- *Reportable Securities Transactions.* Securities transactions in Accounts belonging to Employees and their Family Members must be reported by the Employee manually to the Compliance Monitoring System within 10 business days of the trade date. 3  This transaction reporting requirement does not apply to Reportable Securities Transactions executed in Managed Accounts held by non- Analytical Employees or Confidential Accounts.

- *Account Statements.* Employees and their Family Members must upload quarterly statements for Accounts to the Compliance Monitoring System within 15 business days following the end of the calendar quarter, or as soon as practical. If there have been no transactions in an Account in any given quarter and the reporting in the Account is otherwise current, in lieu of uploading a quarterly statement an Employee may certify that there have been no transactions in the Account in a manner suitable to Compliance.

- *Other Reportable Securities Holdings.* An Employee must report the acquisition of Securities by Employees or their Family Members through other means such as by gift, inheritance, marriage, compensation payment (e.g., stock options or Restricted Stock), etc., manually via the Compliance Monitoring System.  If such holdings result in a potential conflict under the Employee's Group Investment Restrictions, the Employee must discuss possible recusals and liquidations with Compliance and follow any required remediation plan set by Compliance.

### 6.3.2 Electronic ("EFeed") Reporting Requirements

Fitch Ratings has arranged to receive automated electronic reporting of Securities holdings and transactions from a number of Efeed Brokers as discussed below. If Reportable Securities Transactions are electronically reported to Fitch Ratings through an Efeed Account, the Employee is not required to manually report them via the Compliance Monitoring System. A list of Efeed Brokers and instructions on how to link Accounts to electronic feeds is available from Compliance.

---

[3] All Analytical Group Employees who have an individual license with the Monetary Authority of Singapore (whether based in Singapore or elsewhere) must report listed Securities transactions in their accounts within 7 calendar days of the trade date.

**6.4 Efeed Broker Requirement**

Fitch Ratings Employees and their Family Members, regardless of location, with Accounts in the United States are required to maintain their Accounts at an Efeed Broker, unless the Account has been grandfathered4 in or one of the below exceptions applies. New Fitch Ratings Employees must transfer all non-Efeed Reportable Accounts to an approved Efeed Broker within 60 days of notification.

Employees are exempt from the Efeed Broker requirement in the following cases:

- Where an Employee's Family Member works at a brokerage firm that does not provide Fitch Ratings with an electronic feed, but requires its employees to maintain their Accounts at that firm;

- Where an Employee or his or her Family Member holds a Security that cannot be legally sold or transferred to an Efeed Broker; and

- Accounts owned by an Employee or his or her Family Member set up for employee stock option plans that are limited to transactions in the sponsoring company's stock.

# 7. OUTSIDE INTERESTS AND EXTERNAL RELATIONSHIPS

Employees are prohibited from holding any position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that operates in a sector that is covered by the Employee's group, or that otherwise presents a conflict of interest in respect of their position of employment at Fitch Ratings.

**7.1 Employee Outside Interests**

Employees are required to obtain approval from their Global Group Head (or, for non-Analytical Group Employees, other global management) and notify Compliance prior to engaging in any type of "Outside Interest" as described below:

- A position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that the Employee is not outright prohibited from serving;

- A position as an officer or board member of a trade or professional organization or association;

- A position as an officer, board member or trustee of an educational institution;

- An elected or appointed government office; or

- Any position serving a government, public agency, authority, commission, regulatory body, or self-regulatory organization.

These requirements apply to both for-profit and non-profit organizations. Employees seeking approval to engage in an Outside Interest must submit a request for approval via the Compliance Monitoring System prior to beginning to engage in the Outside Interest.

**7.2 External Relationships**

An Analytical Employee must immediately notify his/her Managing Director and Compliance if he/she has a Close Personal Relationship with someone who holds a Key Management Position at a Rated Entity or Ratings Eligible Entity that operates in any sector that is covered by the Analytical Employee's group. Similarly, an Analytical Employee in the International Public Finance, US Public Finance, or Sovereigns groups must notify

---

4 Accounts that are maintained in the United States and belong to Employees and their Family Members are not subject to the Efeed requirement if, prior to February 7, 2011 the Account was opened and the employee worked at Fitch Ratings. However, the employee will be required to close or transfer the Account if reporting requirements are not fulfilled or the employee violates Fitch Policy.

his/her Managing Director and Compliance if he/she has a Close Personal Relationship with someone who holds an elected or appointed government office.

If the Analytical Employee has a Close Personal Relationship with someone who holds a Key Management Position at a Rated Entity or Ratings Eligible Entity that operates in any sector covered by the Analytical Employee's group, the Analytical Employee must file a recusal.

For Analytical Group Employees in Japan, Hong Kong, Singapore and Taiwan, and voting members of Fitch Ratings Japan rating committees please refer to Exhibit A for the variation in definition of Family Members who would be deemed as having a Close Personal Relationship with the employee.

### 7.3 Outside Employment and Consulting

In addition to the Outside Interest requirements set forth in this Policy, Employees are directed to Fitch Ratings' separate Human Resources' Outside Employment and Consulting Policy. That policy contains additional prohibitions and requirements relating to outside activities.

## 8. GIFTS

All Employees, regardless of job function, are prohibited from soliciting or accepting Gifts in connection with their work at Fitch Ratings, other than as set forth in the below chart.

While Analytical Group Employees are also prohibited from extending gifts in connection with their work at Fitch Ratings, BRM and non-Analytical Group Employees may extend Gifts that are appropriate and reasonable given the circumstances.

| Action | Analytical Employees | BRM and Non-Analytical Employees |
|---|---|---|
| Solicit or accept a Gift | Not Permitted | Not Permitted |
| Extend a Gift | Not Permitted | Permitted |

*Any exception to this requirement must be granted in advance by Compliance.*

### 8.1 Protocol to be followed when a Gift is received:

- The Gift must be returned, donated or destroyed;

- The Employee must send a letter to the donor that explains Fitch Ratings' restriction against accepting Gifts and requests no Gifts be proffered in the future; and

- The Employee must disclose the Gift and upload a copy of the letter to the Compliance Monitoring System.

## 9. BUSINESS EVENTS AND BUSINESS ENTERTAINMENT POLICY

### 9.1 Business Events

When participating in Business Events, Employees are required to maintain a clear separation of analytical and commercial activity, and adhere to the requirements set forth in *Bulletin 04: Segregation of Commercial & Analytical Activities*. Additional considerations and restrictions applicable to Analytical Group Employees are set forth below.

**9.1.1**    Analytical Group Employees may attend or present at Business Events, provided they remain aware of, and appropriately manage, perception issues that may arise from attendance at these events.

**9.1.2**    Furthermore, Business Event expenses incurred by Analytical Group Employees must be paid for by Fitch Ratings and must conform to Fitch Ratings' expense reimbursement policy. However:

-    An entity may only pay for an Analytical Group Employee's travel or lodging expense when attending a Business Event if it is related to an activity necessary to conduct Fitch Ratings' business, and if payment of that expense has been incorporated into the commercial agreement between the entity and Fitch Ratings;

-    A conference sponsor may pay for an Analytical Group Employee's attendance fee only if he or she is a speaker or panelist; and

-    Analytical Group Employees are permitted to accept supplies, food, and beverage during a Business Event only if the value of such items does not exceed $25, or the equivalent in other currencies.

**9.1.3**    With the prior approval of their Regional Group Head, Analytical Group Employees may invite employee(s) of a Rated Entity, its affiliates, or investors to be their guest at appropriate Business Events.

**9.1.4**    An Analytical Group Employee may attend a reception at a Business Event, if the reception is open to all conference attendees without charge.

## 9.2  Business Entertainment

Business Entertainment must:

**9.2.1**    Be reasonable, customary and not overly frequent;

**9.2.2**    Include both Fitch Ratings Employees and those of the entity extending or sponsoring the Entertainment (otherwise it is deemed a Gift); and

**9.2.3**    Not lead to an influence in ratings or any decision to purchase goods or services from a supplier, or create the perception that such influence may exist.

Business Entertainment that is extravagant, prohibited by law or known to violate an external party's policy is prohibited under this Policy. Details as to the restrictions on Business Entertainment are set forth on the below chart:

| Action | Analytical Employees | BRM and Non-Analytical Employees |
|---|---|---|
| Attend a Business Event paid by Fitch Ratings | Permitted | Permitted |
| Attend a Business Event paid by a third party | Not Permitted | Permitted |
| Extend Business Event | Permitted | Permitted |
| Attend Business Entertainment | Fitch Sponsored Only* | Permitted |
| Extend Business Entertainment | Not Permitted** | Permitted |

| Accept supplies and food/beverage during A business meeting (not exceeding $25 or equivalent in other currency) | Permitted | Permitted |
|---|---|---|

*\*Analytical Group Employee must excuse themselves from any fee related or commercial discussion while BRM employees must exclude themselves from any analytical discussion.*

*\*\* Analytical Group Employees who are members of the Fitch Ratings Executive Committee are permitted to extend Business Entertainment.*

## 10. POLITICAL OR CHARITABLE CONTRIBUTIONS

### 10.1 Political Contributions

Under no circumstances may corporate funds, facilities, or services of any kind be paid or furnished (i) to any political candidate or prospective candidate for public office, (ii) to any political party, or (iii) to any political initiative, referendum, or other form of political campaign (each such candidate, party or campaign, individually, a "Political Cause") by any Employee or representative on behalf of Fitch Ratings. Nothing in this Bulletin prohibits an individual Employee or Fitch Ratings' representative from making a political contribution on his or her own behalf; however, any proposed contribution by any BRM Employee within the U.S. Public Finance group, International Public Finance group, Global Infrastructure group, or Sovereigns group (collectively referred to as the "Reporting Groups") or Analytical Employee within a Reporting Group in excess of US$500, or the local currency equivalent, in the same calendar year to the same Political Cause must first be reported to and approved by the Personal Conflicts Monitoring team in Compliance.

### 10.2 Charitable Contributions

A charitable contribution on behalf of Fitch Ratings, excluding any gift made pursuant to an existing matching gift program, may only be made with the prior written approval in accordance with Section 3.7 of *Fitch Group Bulletin 01*. Nothing in this Bulletin prohibits an individual employee or representative of Fitch from making a charitable contribution on his or her own behalf.

## 11. EXCEPTIONS TO POLICY REQUIREMENTS

Under limited circumstances, exceptions to specific requirements of this Bulletin may be granted. The Bulletin 13 Exceptions Committee will consider exceptions not expressly contemplated in this Bulletin. To request an exception, the Employee and his/her Managing Director, Global Group Head or Regional Group Head must submit a request on the Compliance Monitoring System.

## 12. NON-COMPLIANCE

Failure to comply with this policy may lead to disciplinary action, up to and including dismissal from employment. In addition, with respect to certain policy requirements (e.g., the prohibitions on Insider Trading), the Employee may be subject to personal civil and criminal liability.

As may be required by law, Fitch Ratings will as soon as practicable disclose any case where a rating was potentially impacted by a conflict of interest, and indicate whether there was an actual impact to the rating.

If a violation involves a Security purchased by an Employee while in possession of MNPI, the Employee in violation must not sell the Security until he/she is no longer in possession of MNPI, typically after the rating action or other relevant event occurs and is published. In this event, the Employee must be in consultation with and follow the directions of Compliance.

## 13. QUESTIONS

For questions or issues concerning this Policy, please contact compliance@fitchratings.com or the Compliance Hotlines at 1.212.908.0873 (US and LatAm) or 44.203.590.1917 (EMEA and APAC).

| | |
|---|---|
| **Owner:** | Bruce Legorburu, Chief Compliance Officer |
| **Summary of Changes:** | Appendix A |
| **Supplements:** | The following policies or procedures are referenced in this Bulletin and should be consulted when interpreting and revising this Bulletin: |

- Fitch Rating Definitions
- Fitch Group Bulletin 01: Anti-Corruption Policy
- Bulletin 04: Segregation of Commercial & Analytical Activities
- Bulletin 13: Annexes
- Bulletin 41: Confidential Information Policy

**Exhibit A**

**Family Member definition for Employment Related Recusals**

**"Family Members"** may be defined with additional variations or specifications in the following jurisdictions for the purpose of recusal from participation in or otherwise influencing the determination of a rating.

An employee must be recused in the following jurisdictions if he or she:

| Hong Kong | Has a spouse, partner, parent, child or sibling who works for a Rated Entity, pursuant to SFC Code of Conduct for Persons Providing Credit Rating Services, Para. 42(d) |
| --- | --- |
| Singapore | Has a spouse, son, adopted son, step-son, daughter, adopted daughter, step-daughter, father, step-father, mother, step-mother, brother, step-brother, sister or step-sister, who works for a Rated Entity, pursuant to MAS Code of Conduct for Credit Rating Agencies, Para. 7.5 |
| Japan (also applies to Fitch Rating Japan rating committees) | Has a spouse, or a relative by blood or a relative by affinity of the first degree of kinship who works for a Rated Entity as an officer or in a similar role, pursuant to Articles 66-35 of Financial Instrument Exchange Acts and Article 308 of Cabinet Office Ordinance 52/2007 |
| Taiwan | Has a spouse or a relative within the second degree of kinship who is a responsible person or managerial officer of a Rated Entity, pursuant to FSC Regulations Governing the Administration of Credit Rating Agencies, Article 22 |

**Appendix A**

**Summary of Changes**

- An Exhibit was added to address the expanded definition of Family Members for employment related recusals for employees in the APAC region.

- Analytical Group names were updated to reflect organizational changes.

- The following provisions within Securities trading and reporting were amended:
    - removing the deadline for reporting an account;
    - reporting of transactions was reduced from 10 business days to 7 calendar days for employees licensed with the MAS authority; and
    - pre-clearance was made optional.

- Restrictions on Political Contributions were added for certain groups.

- Guidance was added for Charitable Contributions.

**1 June 2021**

Definition of Rated Entity changed to reflect relevant related third parties.

**2 July 2021**

Modified section 6.3.1 to reflect the method by which employees report manual account statements.

**6 August 2021**

Re-inserted footnote on pg. 9 that was inadvertently removed. Updated table in section 8 to remove permitted business expense already included in section 9.2.3. Fixed general formatting issues.

**17 February 2022**

This policy was modified to include the definition of Dependent Child and to add hyperlinks to the Bulletins referenced in the text.

**24 February 2022**

Typo corrected in Definition of Rated Entity.

## EXECUTIVE SUMMARY

**Objective**: To communicate Fitch Ratings' policy regarding the protection and permissible dissemination of Confidential Information, including Material Non-Public Information.

**Application:** Fitch Ratings, Inc. and each of its credit rating affiliates that issues ratings under the trade name "Fitch Ratings".

## 1. OVERVIEW

This Policy sets forth those requirements applicable to Fitch Ratings Representatives regarding the protection and permissible dissemination of Confidential Information, including MNPI and Confidential Analytical Information.

As outlined in this Policy, different restrictions apply to the dissemination of the different types of Confidential Information.

## 2. DEFINITIONS

**"Analyst"** shall have the meaning as set forth in Bulletin 02: *Rating Process Manual*.

**"Confidential Information"** means information that is not generally known to the public and that pertains to Fitch Ratings' finances, business or operations, or to a Rated Entity's finances, business or operations, or to an Analytical Product that Fitch Ratings has produced, or expects to produce, whether the information was provided by a third party or created or obtained by Fitch Ratings. Confidential Information includes but is not limited to Confidential Analytical Information and MNPI.

**"Confidential Analytical Information"** means any Confidential Information entrusted to a Fitch Ratings Representative by a Rated Entity or its agents or representatives for purposes of Fitch Ratings performing data and information analysis and the evaluation, approval, issuing and review of Credit Ratings.

**"Credit Rating"** means a Rating that assesses the creditworthiness of an issuer or its Securities.

**"Analytical Products"** shall have the meaning as set forth in *Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores*.

**"EU"** means the European Union.

**"EU CRA"** means Fitch Ratings Ireland Limited (including any of their branches (wherever located)).

**"EU Endorsed CRA"** means any of Fitch Ratings, Inc., Fitch Ratings Ltd., Fitch Ratings CIS Ltd., Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (including any of their branches (wherever located)).

**EU Endorsed Rating** means a Public International Rating where the relevant Primary Analyst is employed by Fitch Ratings Ltd (including its branch in Dubai), Fitch Ratings CIS Ltd (including its branch in Moscow), Fitch Ratings, Inc., Fitch Australia Pty Ltd. (including its branches in Taiwan and Korea), Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd.

**"Fitch Ratings"** means Fitch Ratings, Inc. and each of its credit rating affiliates that issues Ratings under the trade name "Fitch Ratings".

**"Fitch Ratings Representatives"** means all officers, directors and employees of Fitch Ratings and other persons performing similar functions for or on behalf of Fitch Ratings.

**"Legitimate Business Interest"** means that a prospective recipient of Confidential Information would be able to derive a legitimate business benefit from access to, or knowledge or possession of, the Confidential Information. That benefit may be to Fitch Ratings or its affiliates, or to the owner and/or provider of the Confidential Information and/or a third party. The Legitimate Business Interest standard is broader in scope (i.e., it permits a wider dissemination of the information) than the "Need to Know" principle.

**"Material Nonpublic Information ("MNPI")"**, also referred to as "Inside Information" in some jurisdictions, means Confidential Information that a reasonable investor would consider important in deciding whether to buy, hold or sell a Security, or that relates, directly or indirectly, to one or more issuers or to one or more Securities which, if it were made public, would likely have a significant effect on the prices of those Securities. Examples of MNPI may include but are not limited to:

- potential or pending rating actions and non-rating opinions or views, and any related analyses, reports or press releases created by Fitch Ratings;

- information regarding the date/time that a rating committee has been scheduled if the resulting rating action is likely to have a significant effect on the price of issued and outstanding Securities, unless the date/time has been publicly disclosed in accordance with applicable legal or regulatory requirements;

- Fitch Ratings being awarded a mandate to produce an Analytical Product vis-à-vis a Rated Entity or Security, if knowledge of the mandate would itself result in disclosure of a material, nonpublic transaction or event of a Rated Entity;

- the withdrawal of an Analytical Product for analytical reasons;

- earnings or earnings projections;

- strategic plans;

- new products, discoveries or services;

- a pending or prospective merger, acquisition, tender offer or financing;

- the disposition of a subsidiary or a significant sale of assets;

- the gain or loss of a material contract, customer or supplier;

- a change in management;

- an increase or decrease in dividends, the declaration of a stock split, or the offering of Securities;

- government investigations or other actions; and

- material litigation, including potential litigation and litigation developments.

**"Need to Know"** means that, at the time information is to be provided, a prospective recipient of the information requires that specific information to perform his or her duly assigned tasks or services for or on behalf of Fitch Ratings. The Need to Know standard is narrower in scope (i.e., it permits less dissemination of the information) than the "Legitimate Business Interest" standard.

**"Rated Entity"** means: (i) the issuer or obligor with respect to any Security that has received or is expected to receive, as the case may be, a Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned or is expected to assign, as the case may be, a Rating.

**"Rating"** means a "Rating" as defined in Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores

**"Security(ies)"** means any note, stock, treasury stock, security future, security-based swap or derivative, bond, debenture, evidence of indebtedness, certificate of interest or participation, money market instrument, units in collective investment undertakings, or other type of financial instrument representing a tradable asset.

**"UK CRA"** means each of Fitch Ratings Ltd. and Fitch Ratings CIS Ltd. (including any of their branches (wherever located)).

**"UK Endorsed CRA"** means any of Fitch Ratings, Inc., Fitch Ratings Ireland Limited, Fitch Australia Pty Ltd., Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd. (including any of their branches (wherever located)).

**UK Endorsed Rating** means a Public International Rating where the relevant Primary Analyst is employed by Fitch Ratings, Inc., Fitch Ratings Ireland Limited (including its branch offices in Frankfurt, Milan, Paris, Madrid, Barcelona, Stockholm and Warsaw), Fitch Australia Pty Ltd. (including its branches in Taiwan and Korea), Fitch Ratings Brasil Ltda., Fitch (Hong Kong) Ltd., Fitch Ratings Japan Ltd., Fitch Mexico S.A. de C.V. or Fitch Singapore Pte. Ltd.

## 3.   PERMISSIBLE USES OF CONFIDENTIAL INFORMATION

Fitch Ratings Representatives who have access to Confidential Information are not permitted to use or share that information for any purpose other than the conduct of Fitch Ratings' business or operations or as expressly provided in this Policy.

## 4.   PROTECTING CONFIDENTIAL INFORMATION

Fitch Ratings Representatives are required to protect and safeguard Confidential Information entrusted or made available to them from fraud, theft, misuse and inappropriate disclosure. This obligation includes but is not limited to undertaking the following:

- Fitch Ratings Representatives must store, maintain and transmit Confidential Information exclusively on or via Fitch-managed networks, systems and devices. Without limitation, this means that Fitch Ratings Representatives may not send Confidential Information to their personal email or messaging accounts, or other than in accordance with the *BYOD Policy – Email on Personal Devices*, store it on their personal devices or drives. Confidential Information may be disseminated through Fitch Ratings' large file transfer solution (Bigmail) only as described in the Fitch Group Bulletin 11: Acceptable Use Policy.

- When communicating with the public, investors or market participants, Fitch Ratings Representatives must support their analyses, opinions or views without revealing Confidential Information unless, in respect of Confidential Information pertaining to a particular Rated Entity, expressly permitted by the Rated Entity or its agents or representatives. In addition, these communications must not reflect or signal that a change in Rating or outlook may be forthcoming; and

- Fitch Ratings Representatives must access, use and maintain Confidential Information in a secure location, outside the view of persons not authorized to access the information. In addition, they must refrain from discussing Confidential Information where non-authorized persons might overhear it, such as in public places, at conferences or outside events, or in other conversations with third parties.

## 5.   RESTRICTIONS ON DISSEMINATING CONFIDENTIAL INFORMATION

**5.1 Permissible Sharing of Confidential Information other than MNPI or Confidential Analytical Information**

Subject to the restrictions set forth in _Bulletin 04 Segregation of Commercial & Analytical Activities_, Fitch Ratings Representatives may share Confidential Information that does not constitute either MNPI or Confidential Analytical Information, with:

- other Fitch Ratings Representatives who have a Legitimate Business Interest in the Confidential Information;

- advisors and experts providing services to Fitch Ratings under a duty of confidentiality; and

- affiliates of Fitch Ratings that have a Legitimate Business Interest in the information, and are subject to a duty of confidentiality.

## 5.2 Permissible Sharing of MNPI

Subject to the restrictions set forth in Bulletin 4 and elsewhere in this Policy, Fitch Ratings Representatives may share MNPI only with:

- Fitch Ratings Representatives who have a Need to Know the MNPI;

- advisors and experts providing services to Fitch Ratings under a duty of confidentiality who have a Need to Know the MNPI;

- the Rated Entity or the issuer of the Security (or their agents or representatives) to which the MNPI pertains; and

- in connection with an Analytical Product relating to an issuer, obligor or Security that Fitch Ratings produced at the request of a third party, such third party.

Note that _Bulletin 13 Global Securities Trading and Conflicts of Interest Policy_ imposes additional prohibitions on transacting in Securities while in possession of MNPI (i.e., the Insider Trading prohibition).

## 5.3 Permissible Sharing of Confidential Analytical Information by Non-EU/Non-UK Employees

Subject to the restrictions set forth in Bulletin 4 and elsewhere in this Policy, employees of Fitch Ratings outside the EU and UK may share Confidential Analytical Information, unless it is with respect to an EU or UK Endorsed Rating, with other Fitch Ratings Representatives, and advisors and experts providing services to Fitch Ratings under a duty of confidentiality, who have a Need to Know the information.

## 5.4 Permissible Sharing of Confidential Analytical Information by EU and UK Employees and by All Employees with respect to EU and UK Endorsed Ratings

Subject to the restrictions set forth in Bulletin 4 and elsewhere in this Policy, Analysts employed by an EU CRA or a UK CRA, and Analysts working on an EU or UK Endorsed Rating, may share Confidential Analytical Information only with:

- other Analysts who have a Need to Know the information;

- advisors and experts providing services to Fitch Ratings under a duty of confidentiality who have a Need to Know the information; and

- Fitch Ratings Representatives whose role involves advising or supporting Analysts or Analytical Activities (e.g., Legal, Compliance, Publishing, Credit Policy, Criteria, etc.) who have a Need to Know the information.

To the extent BRM staff (i) employed by an EU CRA or a UK CRA receive Confidential Analytical Information from a third party or (ii) receive Confidential Analytical Information with respect to an EU or UK Endorsed Rating from a third party, they may share the information only with Analysts, advisors/experts and Fitch

Ratings Representatives consistent with this Section, and with other BRM staff who have a Need to Know the information.

**5.5  Production of Confidential Information in Governmental, Legal and Regulatory Processes**

Nothing in this Policy shall prohibit Fitch Ratings from producing Confidential Information to any third party:

- as required under any applicable law, rule or regulation, or in response to a request for information in a subpoena or from any governmental or regulatory agency or authority; or

- in connection with any legal proceeding in which Fitch Ratings or any of its officers, directors, employees or affiliates is a named party.

## 6.  RELIANCE BY ISSUERS

Fitch Ratings acknowledges that issuers and Rated Entities who disclose their Confidential Information to Fitch Ratings may rely upon Fitch Ratings' obligations and limitations regarding the nondisclosure and protection of their Confidential Information as set forth in this Policy.

## 7.  NO RESTRICTIONS ON REPORTING UNLAWFUL CONDUCT

Nothing in this Policy prohibits any Fitch Ratings Representative from reporting possible violations of law or regulations to any governmental agency or entity, including but not limited to the U.S. Department of Justice, the U.S. Securities and Exchange Commission, the U.S. Congress, and any U.S. agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of laws or regulations of any jurisdiction. Fitch Ratings Representatives are not required to seek authorization or notify Fitch Ratings that they have made such reports or disclosures.

## 8.  QUESTIONS

For questions concerning this Policy, please contact the Compliance Department at reporting@fitchratings.com.

| Owner: | Bruce Legorburu, Chief Compliance Officer |
|---|---|
| **Supplements:** | *Bulletin 02: The Rating Process Manual (RPM)*<br><br>*Bulletin 04 Segregation of Commercial & Analytical Activities*<br><br>*Bulletin 07: Credit Products – Defined: Ratings, Assessments, Opinions and Scores*<br><br>*Bulletin 13 Global Securities Trading and Conflicts of Interest Policy*<br><br>*BYOD Policy – Email on Personal Devices* |
| **Summary of Changes:** | Appendix A |

**Appendix A**
**Summary of Changes**

**November 9, 2021**

Hyperlinks removed for the BYOD Policy- Email on Personal Devices as this policy was archived on October 11, 2021.

**September 23, 2021**

Hyperlinks were updated throughout the policy and the effective date and version number were removed as PolicyTech keeps track of this information.

**December 31, 2020**

The policy was modified to add UK next to references of EU. This is to reflect the Financial Conduct Authority (FCA), assuming regulatory oversight from ESMA for Fitch Ratings' UK business, effective 31 December 2020.

**August 28, 2019**

This policy was modified to satisfy a Compliance Testing Finding regarding the acceptable use of large file transfer applications, such as BigMail. This policy was specifically modified to incorporate the Information Technology Acceptable Use Policy by reference.

**December 31, 2018**

Eliminated definition of Analytical Activities and modified definition of Rated Entities. Added language to apply to endorsed ratings the EU restriction about sharing certain confidential info with BRM. Finally, we tidied up some of the definitions and eliminated a footnote as unnecessary.